UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 6, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                       No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                       No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                       No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew 2010 Q1 results – momentum continues”, dated May 6, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 6, 2010	By:	/s/ Susan Henderson
Susan Henderson
Company Secretary

Smith & Nephew 2010 Q1 results – momentum continues

6 May 2010

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the first quarter ended 3 April 2010.

	3 months* to
	28 Mar 2009	3 Apr 2010	Underlying Increase
	$m	$m	%
Revenue[1]	865	995	9
Trading profit[2]	183	250	27
Operating profit[2]	159	240
Trading margin (%)	21.2	25.1	390 bps	**
EPSA (cents)[3]	13.1	18.8
EPS (cents)	11.1	17.9
Business Unit revenue[1]
Orthopaedics	508	566	6
Endoscopy	179	216	15
Advanced Wound Management	178	213	11

*	Q1 2010 comprised 64 trading days (2009 - 61 trading days)

**	See ‘Q1 Commentary’ below

Q1 Commentary

•	Reported revenue was $995 million, underlying growth of 9%, including the contribution from three extra trading days which added an estimated 5% to the Group’s growth rate

•	Reported trading profit increased to $250 million and reported trading margin was 25.1%

•	Core trading margin improved by about 100 basis points, after adjusting for:

•	220 basis points benefit from the clarification and settlement of the BlueSky acquisition agreement, and

•	the extra trading days

•	EPSA increased to 18.8 cents

•	Orthopaedics achieved revenue growth in all regions

•	Endoscopy continued its momentum driven by double digit Arthroscopy sales growth

•	Advanced Wound Management again delivered strong profit and revenue growth, outperforming the market

Commenting on the first quarter, David Illingworth, Chief Executive of Smith & Nephew, said:

“Smith & Nephew delivered underlying revenue growth of 9% for the first quarter of 2010 and our core trading profit margin improved again. The positive momentum in our business continues, and we are making good progress in all areas.

The current environment is not without its challenges, but our single-minded dedication to our customers, combined with a constant drive to be more efficient while investing in new opportunities, has put us on the right track for the rest of the year.”

News

Analyst presentation and conference call

An analyst presentation and conference call to discuss Smith & Nephew’s first quarter results will be held at 8.30am BST/3.30am EST today, Thursday 6 May. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q110. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0) 20 7138 0843 in the UK or +1 212 444 0896 in the US. Analysts should contact Christiana Sosah on +44 (0)20 7960 2257 or by email at christiana.sosah@smith-nephew.com for conference call details.

Notes

1	Unless otherwise specified as ‘reported’, all revenue increases/decreases throughout this document are underlying increases/decreases after adjusting for the effects of currency translation. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.

2	A reconciliation from operating profit to trading profit is given in note 4 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation.

3	Adjusted earnings per ordinary share (“EPSA”) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, acquisition related costs, amortisation of acquisition intangibles and taxation thereon. See note 2 to the financial statements.

4	All numbers given are for the quarter ended 3 April 2010 unless stated otherwise.

Enquiries

Investors	+44 (0) 20 7401 7646
Liz Hewitt
Phil Cowdy
Smith & Nephew

Media
Jon Coles	+44 (0) 20 7404 5959
Justine McIlroy
Brunswick – London

Cindy Leggett-Flynn	+1 (212) 333 3810
Brunswick – New York

First Quarter Results

Smith & Nephew has delivered another good performance this quarter maintaining the momentum and trends experienced in the second half of 2009.

We generated revenues of $995 million in the quarter, compared to $865 million in 2009. This represents an underlying growth of 9% on the same period last year, after adjusting for movements in currency of 6%. We benefited from three additional trading days compared to the prior year which added an estimated 5% to the Group’s growth rate.

Trading profit in the quarter was $250 million, an underlying growth of 27%, and the Group trading profit margin increased by 390 basis points to 25.1%. We benefited from successfully negotiating with the vendors of BlueSky Medical Group, Inc (“BlueSky”) to clarify and settle our obligations under the original acquisition agreement. This results in the release of deferred acquisition consideration liabilities of up to $25 million due to legal expenses incurred by Smith & Nephew in defending our Negative Pressure Wound Therapy (“NPWT”) intellectual property position. In this quarter, a credit of $23 million has been taken, increasing the Group trading profit margin by approximately 220 basis points. In addition, our margin improvement benefits from the impact of the additional trading days. Adjusting for the BlueSky settlement and the additional trading days, our trading margin improved by about 100 basis points, reflecting our strategic focus on efficiency.

The net interest charge was $4 million. The average interest rate for the period was approximately 2%.

The tax charge was at the estimated effective rate for the full year of 31.6% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Adjusted attributable profit of $167 million is before the costs of restructuring and rationalisation, acquisition related costs and amortisation of acquisition intangibles and taxation thereon.

Adjusted earnings per share was 18.8¢ (94.0¢ per American Depositary Share, “ADS”). Basic earnings per share was 17.9¢ (89.5¢ per ADS) compared with 11.1¢ (55.5¢ per ADS) in 2009.

Trading cash flow (defined as cash generated from operations less capital expenditure but before the acquisition related costs and restructuring and rationalisation costs) was $188 million in the quarter reflecting a trading profit to cash conversion rate of 75%.

Net debt decreased by $160 million in the quarter to $783 million.

Orthopaedics

Orthopaedics (consisting of Reconstruction, Trauma and Clinical Therapies) grew revenues by 6% in the quarter to $566 million. Geographically, Orthopaedics grew by 7% in the US. Europe grew by 8%, achieving its first quarter of growth in over two years, as improvements to our sales execution started to benefit revenues. The rest of the world grew 1%, against a strong comparable period which included some large tender orders.

Pricing pressure persists, as healthcare systems globally are now reflecting tighter budgets which are expected to continue for the foreseeable future. This is broadly being offset by mix benefits.

Orthopaedic Reconstruction revenues grew by 7%, including the impact of the additional trading days. We estimate that the global market grew at 7%, similar to the fourth quarter of 2009. In the US our growth was 10% and in Europe growth was 7%.

Our global hip franchise grew by 6% and global knees by 9%. The trends seen in the last few quarters continued, with our traditional ranges such as ANTHOLOGYà Hip System and LEGIONà Knee System delivering strong growth supported by our new products, particularly R3à Acetabular System and VISIONAIREà Patient Matched Instrumentation sets. We recently received 510k clearance to claim that our VERILASTà bearing technology for knee replacement provides wear performance sufficient for 30 years of actual use under typical conditions. This, together with the continuing outstanding metallurgy and survivorship data on our BIRMINGHAM HIPà Resurfacing System, provides clinical support for our higher specification and early intervention product ranges.

Orthopaedic Trauma revenues grew by 3% to $107 million compared to an estimated worldwide market growth of 8%. We launched our new TRIGENà SURESHOTà Distal Targeting System for screw placement, which received exceptionally favourable feedback from surgeons, and a new range of foot and ankle treatment products. We continue to provide additional support and training to our US trauma sales force, as well as recruiting new sales representatives.

Clinical Therapies grew revenues 5% to $54 million with an improved EXOGENà Bone Healing System performance. In the period we negotiated the termination of the distribution agreements of our legacy German surgical spine business and in April we completed the sale of our niche pain management business.

Orthopaedics improved its trading profit margin by 210 basis points to 25.5% due to a range of efficiency programmes and the benefit from improved inventory management.

Endoscopy

Endoscopy revenues grew 15% to $216 million.

US revenues grew by 9%, Europe grew by 16% and the rest of the world grew by 23%, with a strong contribution from Japan and the emerging markets.

By business segment, Arthroscopy grew by 17%, driven by a strong performance in both our sports medicine repair and resection product ranges. In Visualisation, underlying revenues were unchanged, where the market for capital equipment remains subdued.

We had a successful American Academy of Orthopaedic Surgeons (AAOS) meeting showcasing the next generation of our leading FAST-FIXà Meniscal Repair System and the BIORAPTORà Knotless Suture Anchor to repair a torn labrum in the hip and shoulder, underpinning our leading position in sports medicine.

In April we opened our new Surgical Skills Centre in York, UK providing our customers with another world class training facility.

The trading profit margin for Endoscopy was 21.1% compared to 21.3% in the same quarter last year, as we balance further investment in the sales force, marketing and accelerating new product development, with improved operational efficiency.

Advanced Wound Management

Advanced Wound Management grew revenues by 11% to $213 million, outperforming the market rate of 4%. US revenues grew by 10%, where we have commenced the restructuring of our US distributor network and reinvigorated our sales channel for serving our long-term-care customers by partnering with MedPro Associates. European revenues grew by 12% to $114 million, with a strong performance in our key UK, German and French businesses. Our revenues in the rest of the world increased by 9%.

Our Infection Management product range revenues grew by 7%, driven by ALLEVYNà AG, and Exudate Management grew by 7%.

NPWT delivered another quarter of strong growth, as more hospitals entered significant long term contracts and sales per account increases. We successfully launched our new port which received excellent customer feedback as we continue to focus on delivering new products. The disappointing decision regarding foam dressings recently returned by the jury in the US patent litigation, came after several positive rulings in other jurisdictions. We will continue to pursue our position vigorously.

Advanced Wound Management reported a trading margin of 28.5%, up from 14.6% in the comparable quarter. The margin still increased significantly by 320 basis points to 17.8% after adjusting for the benefit of the clarification and settlement of the BlueSky acquisition agreement. The earnings improvement and efficiency programmes continue to deliver and our manufacturing facility in Suzhou, China is now producing just under half our world-wide ALLEVYN.

Outlook

We reaffirm our overall outlook guidance for 2010. The current environment is not without its challenges, but the positive momentum in our business continues.

In Orthopaedic Reconstruction we anticipate returning to the global market growth rate during the year, and in Orthopaedic Trauma we expect to see an improving performance. The strong sports medicine repair growth we have experienced is expected to continue to drive our Endoscopy performance. We believe Advanced Wound Management will continue to grow at above the market growth rate.

Our single-minded dedication to our customers, combined with a constant drive to be more efficient while investing in new opportunities, has put us on the right track for the rest of the year.

About Us

Smith & Nephew is a global medical technology business with global leadership positions in Orthopaedics; including Reconstruction, Trauma and Clinical Therapies; Endoscopy; including Sports Medicine; and Advanced Wound Management. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company operates in 32 countries around the world. Annual sales in 2009 were nearly $3.8 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SMITH & NEPHEW plc

2010 QUARTER ONE RESULTS

Unaudited Group Income Statement for the 3 months to 3 April 2010

	Notes	2010	2009
		$m	$m
Revenue	3	995	865
Cost of goods sold		(256)	(232)

Gross profit		739	633
Selling, general and administrative expenses		(464)	(441)
Research and development expenses		(35)	(33)

Operating profit	4	240	159
Interest receivable		1	—
Interest payable		(5)	(10)
Other finance costs		(2)	(3)

Profit before taxation		234	146
Taxation	9	(75)	(48)

Attributable profit (A)		159	98

Earnings per share (A)	2
Basic		17.9 ¢	11.1 ¢
Diluted		17.8 ¢	11.1 ¢

Unaudited Condensed Group Statement of Comprehensive Income for the 3 months to 3 April 2010

	2010	2009
	$m	$m
Attributable profit	159	98
Other comprehensive income:
Translation adjustments	(41)	(40)
Net gains/(losses) on cash flow hedges	6	(6)
Actuarial (losses)/gains on defined benefit pension plans	(16)	40
Taxation on items relating to components of other comprehensive income	2	(15)

Other comprehensive income for the period, net of tax	(49)	(21)

Total comprehensive income for the period (A)	110	77

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2010 QUARTER ONE RESULTS (continued)

Unaudited Group Balance Sheet as at 3 April 2010

31 Dec 2009		3 Apr 2010	28 Mar 2009
$m		$m	$m
	ASSETS
	Non-current assets
753	Property, plant and equipment	754	696
1,093	Goodwill	1,062	1,038
412	Intangible assets	396	365
7	Investments	7	7
13	Investment in associates	13	12
202	Deferred tax assets	200	188

2,480		2,432	2,306

	Current assets
933	Inventories	917	908
946	Trade and other receivables	907	920
192	Cash and bank	268	172

2,071		2,092	2,000
14	Assets held for disposal	11	—

4,565	TOTAL ASSETS	4,535	4,306

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent
190	Share capital	190	190
382	Share premium	388	375
(794)	Treasury shares	(783)	(816)
63	Other reserves	28	(45)
2,338	Retained earnings	2,403	2,004

2,179	Total equity	2,226	1,708

	Non-current liabilities
1,090	Long-term borrowings	1,014	1,163
322	Retirement benefit obligation	332	309
27	Other payables due after one year	2	37
53	Provisions due after one year	61	51
31	Deferred tax liabilities	21	37

1,523		1,430	1,597

	Current liabilities
45	Bank overdrafts and loans due within one year	35	111
596	Trade and other payables	600	624
55	Provisions due within one year	49	58
167	Current tax payable	195	208

863		879	1,001

2,386	Total liabilities	2,309	2,598

4,565	TOTAL EQUITY AND LIABILITIES	4,535	4,306

SMITH & NEPHEW plc

2010 QUARTER ONE RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the 3 months to 3 April 2010

	Notes	2010	2009
		$m	$m
Net cash inflow from operating activities
Profit before taxation		234	146
Net interest payable		4	10
Depreciation, amortisation and impairment		68	64
Share based payment expense		5	4
Movement in working capital and provisions		(55)	(66)

Cash generated from operations (B)		256	158
Net interest paid		(6)	(10)
Income taxes paid		(45)	(53)

Net cash inflow from operating activities		205	95

Cash flows from investing activities
Cash received from Plus settlement	8	—	137
Capital expenditure		(74)	(42)

Net cash (used in)/obtained from investing activities		(74)	95

Cash flow before financing activities		131	190

Cash flows from financing activities
Proceeds from issue of ordinary share capital		6	—
Proceeds from own shares		2	—
Cash movements in borrowings		(47)	(165)
Settlement of currency swaps		(1)	(2)

Net cash used in financing activities		(40)	(167)

Net increase in cash and cash equivalents		91	23
Cash and cash equivalents at beginning of period		174	122
Exchange adjustments		(4)	(4)

Cash and cash equivalents at end of period (C)		261	141

B	Including cash outflows in the three month period to 3 April 2010 of $5 million (2009 – $4 million) relating to restructuring and rationalisation costs and $nil million (2009 – $7 million) relating to acquisition costs.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $7 million (2009 – $31 million).

SMITH & NEPHEW plc

2010 QUARTER ONE RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the 3 months to 3 April 2010

	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2010 (audited)	190	382	(794)	63	2,338	2,179
Total comprehensive income (A)	—	—	—	(35)	145	110
Equity dividends accrued	—	—	—	—	(79)	(79)
Share based payment recognised	—	—	—	—	5	5
Deferred tax on share based payment	—	—	—	—	3	3
Cost of shares transferred to beneficiaries	—	—	11	—	(9)	2
Issue of ordinary share capital	—	6	—	—	—	6

At 3 April 2010	190	388	(783)	28	2,403	2,226

	Share capital	Share premium	Treasury Shares	Other reserves	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2009 (audited)	190	375	(823)	1	1,956	1,699
Total comprehensive income (A)	—	—	—	(46)	123	77
Equity dividends accrued	—	—	—	—	(72)	(72)
Share based payment recognised	—	—	—	—	4	4
Cost of shares transferred to beneficiaries	—	—	7	—	(7)	—

At 28 March 2009	190	375	(816)	(45)	2,004	1,708

SMITH & NEPHEW plc

2010 QUARTER ONE RESULTS (continued)

NOTES

1.	The financial information herein has been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2009. From 2010, the Group has adopted IFRS 3 Revised Business Combinations and IAS 27 Consolidated and Separate Financial Statements. These statements are being applied prospectively and have no impact on the current presentation or disclosure of information, and therefore no comparative amounts require restatement. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The financial information contained in this document does not constitute statutory accounts as defined in section 435 of the Companies Act 2006. The auditors issued an unqualified opinion on the Group’s statutory financial statements for the year ended 31 December 2009, which will be delivered to the Registrar of Companies after approval by shareholders on 6 May 2010.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 886 million (2009 – 883 million). The diluted weighted average number of ordinary shares in issue is 891 million (2009 – 885 million).

	Notes	2010		2009
		$m		$m
Attributable profit		159		98
Adjustments:
Restructuring and rationalisation costs	6	2		10
Acquisition related costs	7	—		6
Amortisation of acquisition intangibles		8		8
Taxation on excluded items	9	(2)		(6)

Adjusted attributable profit		167		116

Adjusted earnings per share		18.8	¢	13.1	¢
Adjusted diluted earnings per share		18.7	¢	13.1	¢

SMITH & NEPHEW plc

2010 QUARTER ONE RESULTS (continued)

3.	Revenue by segment for the three months to 3 April 2010 was as follows:

	2010	2009	Underlying Growth in Revenue
	$m	$m	%
Revenue by business segment
Orthopaedics	566	508	6
Endoscopy	216	179	15
Advanced Wound Management	213	178	11

	995	865	9

Revenue by geographic market
United States	421	391	8
Europe (D)	357	300	11
Africa, Asia, Australasia & Other America	217	174	8

	995	865	9

D	Includes United Kingdom revenue of $72 million (2009 – $59 million).

Underlying revenue growth by business segment is calculated by eliminating the effects of translational currency. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Underlying growth in Revenue
	%	%	%
Orthopaedics	11	(5)	6
Endoscopy	21	(6)	15
Advanced Wound Management	20	(9)	11

	15	(6)	9

SMITH & NEPHEW plc

2010 QUARTER ONE RESULTS (continued)

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

	Notes	2010	2009
		$m	$m
Operating profit		240	159
Restructuring and rationalisation costs	6	2	10
Acquisition related costs	7	—	6
Amortisation of acquisition intangibles		8	8

Trading profit		250	183

Trading and operating profit by business segment for the three months to 3 April 2010 were as follows:

Trading profit by business segment
Orthopaedics	144	119
Endoscopy	45	38
Advanced Wound Management	61	26

	250	183

Operating profit by business segment
Orthopaedics	137	103
Endoscopy	45	35
Advanced Wound Management	58	21

	240	159

5.	Total Assets by business segment as at 3 April 2010 were as follows:

31 Dec 2009		3 Apr 2010	28 Mar 2009
$m		$m	$m
2,656	Orthopaedics	2,620	2,570
705	Endoscopy	720	681
810	Advanced Wound Management	727	695

4,171	Operating assets by business segment	4,067	3,946
394	Unallocated corporate assets (E)	468	360

4,565	Total assets	4,535	4,306

E	Consisting of deferred tax assets and cash at bank.

6.	Restructuring and rationalisation costs of $2 million (2009 – $10 million) relate to the earnings improvement programme and mainly comprise of costs associated with the rationalisation of operational sites.

7.	During Quarter One 2010, no acquisition related costs were incurred. In 2009, $6 million of costs were incurred in relation to the integration of the Plus business.

SMITH & NEPHEW plc

2010 QUARTER ONE RESULTS (continued)

8.	On 31 May 2007, the Group completed the acquisition of Plus Orthopedics Holding AG (“Plus”), a private Swiss orthopaedic company for a total of CHF1,086 million ($889 million) in cash, including assumed debt. This has been integrated into the Group’s Orthopaedics business segment.

In January 2009, the Group reached an agreement with the vendors of Plus to reduce the total original purchase price by CHF159 million. As part of the agreement, the Group dropped all its claims and released the vendors from substantially all of the remaining warranties under the original purchase agreement, as well as resolving the contractual purchase price adjustments.

9.	Taxation of $77 million (2009 – $54 million) for the three months on the profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles is calculated at the full year effective rate. In 2010, a taxation benefit of $2 million (2009 - $6 million) arose on restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Of the $75 million (2009 – $48 million) taxation charge for the three months, $58 million (2009 – $35 million) relates to overseas taxation.

10.	No dividends were paid during the first quarter of 2010 or 2009. The second interim dividend for 2009 of 8.93 US cents per ordinary share was declared by the Board on 10 February 2010 and is accrued within trade and other payables. This is payable on 12 May 2010 to shareholders whose names appeared on the register at the close of business on 23 April 2010. The sterling equivalent per ordinary share was set on the 29 April 2010 at 5.845 pence per ordinary share. Shareholders may participate in the dividend re-investment plan.

With effect from 2010, American Depositary Shares (“ADSs”) holders will be charged a dividend fee of 2.0 US cents per ADS per dividend payment. The fee is being implemented to offset some of the costs associated with administering the ADS facility and other expenses associated with a US listing. A fee of 2.0 US cents will be deducted from the 2009 second interim dividend payment in May 2010 and it is expected that a fee of 1.0 US cent will be deducted from the 2010 first interim dividend payment as and when declared and paid.

11.	Net debt as at 3 April 2010 comprises:

	2010	2009
	$m	$m
Cash and bank	268	172
Long-term borrowings	(1,014)	(1,163)
Bank overdrafts and loans due within one year	(35)	(111)
Net currency swap liabilities (F)	(2)	(2)

	(783)	(1,104)

The movements in the period were as follows:
Opening net debt as at 1 January	(943)	(1,332)
Cash flow before financing activities	131	190
Proceeds from issue of ordinary share capital	6	—
Proceeds from own shares	2	—
Exchange adjustments	21	38

Closing net debt as at 3 April 2010	(783)	(1,104)

F	Net currency swap liabilities of $2 million (2009 – $2 million) comprise $3 million (2009 – $2 million) of current liability derivatives within trade and other payables and $1 million (2009 – $nil million) of current asset derivatives within trade and other receivables.

SMITH & NEPHEW plc

2010 QUARTER ONE RESULTS (continued)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial information in the interim financial report for the three months ended 3 April 2010 which comprises the Group Income Statement, Condensed Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 11. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial statements.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with International Accounting Standards 34, “Interim Financial Reporting”, as adopted by the European Union.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The financial information included in this interim financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial information for the three months ended 3 April 2010 based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information for the three months ended 3 April 2010 is not prepared, in all material aspects, in accordance with International Accounting Standard 34 as adopted by the European Union.

Ernst & Young LLP

London

5 May 2010